SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO/T-A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           WYNDHAM INTERNATIONAL, INC.

                       (NAME OF SUBJECT COMPANY (ISSUER))

                       MERCURY SPECIAL SITUATIONS FUND LP
                                       and
                          EQUITY RESOURCE DOVER FUND LP

                       (NAME OF FILING PERSONS (OFFERORS))

      9.75% SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $100 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                    983101502

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             David R. Jarvis-Manager
                          Malcolm F. MacLean IV-Manager
                       Mercury Special Situations Fund LP
                              100 Field Point Road
                               Greenwich, CT 06830
                                 (203) 769-2980

                       Eggert Dagbjartsson-General Partner
                          Equity Resource Dover Fund LP
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                     (Name, address and telephone number of
    person authorized to receive notices and communications on behalf of the filing person)

                            CALCULATION OF FILING FEE

                TRANSACTION VALUATION*       AMOUNT OF FILING FEE**
                ----------------------       ----------------------
                     $ 2,520,000                    $ 296.61

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of approximately 84,000 shares of 9.75% Series A Convertible Preferred Stock of Wyndham International, Inc. at the tender offer price of $30.00 per share of 9.75% Series A Convertible Preferred Stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million of transaction value.

     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:              Filing Party:

     Form or Registration No.             Date Filed:

     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: _____

                                 AMENDMENT NO. 1

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 28, 2005 (the "Schedule TO") by Mercury Special Situations Fund LP, a Delaware limited partnership and Equity Resources Dover Fund LP, a Massachusetts limited partnership (together, the "Purchaser") to purchase all of the outstanding shares (the "Shares") of 9.75% Series A Convertible Preferred Stock, par value $100 per share, in Wyndham International, Inc., a Delaware corporation (the "Subject Company"), at $30 for each Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

     COVER PAGE AND ITEMS 1, 4 and 12

     The Cover Page and Items 1, 4 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

COVER PAGE

     The first paragraph of the cover page of the Offer to Purchase is amended in its entirety to read as follows:

     "THE OFFER AND ANY WITHDRAWAL RIGHTS THAT YOU MAY HAVE (AS DESCRIBED IN THIS OFFER TO PURCHASE) WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON MONDAY, MARCH 14, 2005, UNLESS THE OFFER IS EXTENDED."

ITEM 1--SUMMARY TERM SHEET

     The seventh question of the Summary Term Sheet is amended in its entirety to read as follows:

     "How long do I have to decide whether to tender in the Offer?

     Unless we extend the expiration date of the Offer, you will have until 12:00 midnight, Eastern Standard Time, on Monday, March 14, 2005, to decide whether to tender your Shares in the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1--"Terms of the Offer" and
     Section 3--"Procedure for Tendering Shares.""

     The Summary Term Sheet is amended to read as follows:

     "How many Shares have been tendered as of the Offer's Extension Date?

     Approximately 2,796 Shares have been tender under the Offer at the time of the extension.""

ITEM 4--TERMS OF THE TRANSACTION

     THE OFFER

     The first paragraph of Section 1--"Terms of the Offer" is amended in its entirety to read as follows:

     "Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $30.00 per share, net to the seller in cash, without interest thereon, for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with
     Section 4--"Withdrawal Rights." The term "Expiration Date" means 12:00 midnight, Eastern Standard Time, on Monday, March 14, 2005 (such date and time, the "Expiration Date"), unless and until the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended by the Purchaser, expires."

ITEM 12--EXHIBITS

     The following is added as an Exhibit to the Schedule TO:

          (a)(1)(I) Press release dated February 28, 2005.

ITEM 12.  EXHIBITS

(a)(1)(A)       Offer to Purchase, dated January 28, 2005.
(a)(1)(B)       Letter of Transmittal.
(a)(1)(C)       Notice of Guaranteed Delivery.
(a)(1)(D)       Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)       Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)       Letter to Shareholders.
(a)(1)(H)       Summary Advertisement published in Investors Business Daily on January 28, 2005.
(a)(1)(I)       Press Release dated February 28, 2005.
(b)             Not applicable.
(c)             Not applicable.
(d)(1)          Not applicable.
(g)             Not applicable.
(h)             Not applicable.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCURY SPECIAL SITUATIONS FUND LP
By:             /s/ David R. Jarvis
Name:           David R. Jarvis
Title:          Manager
By:             /s/ Malcolm F. MacLean IV
Name:           Malcolm F. MacLean IV
Title:          Manager

Equity Resource Dover Fund LP
By:             /s/ Eggert Dagbjartsson
Name:           Eggert Dagbjartsson
Title:          General Partner

Date:  February 28, 2005

                                INDEX TO EXHIBITS

(a)(1)(A)       Offer to Purchase, dated January 28, 2005.
(a)(1)(B)       Letter of Transmittal.
(a)(1)(C)       Notice of Guaranteed Delivery.
(a)(1)(D)       Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)       Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)       Letter to Shareholders.
(a)(1)(H)       Summary Advertisement published in Investors Business Daily on January 28, 2005.
(a)(1)(I)       Press Release dated February 28, 2005.
(b)             Not applicable.
(c)             Not applicable.
(d)(1)          Not applicable.
(g)             Not applicable.
(h)             Not applicable.